CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$3,347,000	$186.76

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated August 28, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$3,347,000 98% Principal Protected Notes due September 6, 2011[1] Linked to the Performance of a Basket of Currencies Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing September 6, 2011[1].

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on August 28, 2009 (the “pricing date”) and are expected to issue on or about September 3, 2009 (the “settlement date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. dollar and the Brazilian real (the “USDBRL” currency exchange rate), (ii) the U.S. dollar and the Russian ruble (the “USDRUB” currency exchange rate), (iii) the U.S. dollar and the Indian rupee (the “USDINR” currency exchange rate”), and (iv) the U.S. dollar and the Chinese yuan (the “USDCNY” currency exchange rate) (each, a “currency exchange rate” and a “basket component”). The currency exchange rates on any given day, including the pricing date and the final valuation date, will be determined by the calculation agent in accordance with the following:

(a)     where the currency exchange rate is USDBRL, the USDBRL currency exchange rate on the relevant day will be determined by the calculation agent as the USDBRL “mid” rate on Bloomberg Page WMCO1 at approximately 4:00 pm London time;

(b)     where the currency exchange rate is USDRUB, the USDRUB currency exchange rate on the relevant day will be determined by the calculation agent as the USDRUB “mid” rate on Bloomberg Page WMCO1 at approximately 4:00 pm London time;

(c)     where the currency exchange rate is USDINR, the USDINR currency exchange rate on the relevant day will be determined by the calculation agent as the USDINR “mid” rate on Bloomberg Page WMCO1 at approximately 4:00 pm London time;

(d)     where the currency exchange rate is USDCNY, the USDCNY currency exchange rate on the relevant day will be determined by the calculation agent as the USDCNY “mid” rate on Bloomberg Page WMCO1 at approximately 4:00 pm London time.

Upside Leverage Factor:	1.59

Maximum Return:	21.85%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the Reference Asset Return is positive, you will receive (a) 98% of the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the Reference Asset Return multiplied by the Upside Leverage Factor, subject to the Maximum Return. Accordingly, subject to the Maximum Return, your payment per $1,000 principal amount would be calculated as follows:

$980 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

If the Reference Asset Return is negative or equal to 0%, you will receive 98% of the principal amount of your Notes. Accordingly, your payment per $1,000 principal amount of Notes would be $980.00.

The Notes are not 100% principal protected, and you may lose 2% of your initial investment. Your principal is protected 98% only if you hold your Notes to maturity. You will lose 2% of the principal amount of your Notes if the Reference Asset Return is less than or equal to 0%.

If the Reference Asset Return is positive, you may receive less than your initial investment if the Reference Asset Return is not equal to or greater than 1.26%.

Reference Asset Return:

The Reference Asset Return equals the weighted average of the percentage change (which may be positive, negative or 0%) from the initial level of each basket component to the final level of each basket component. The Reference Asset Return will be calculated as follows:

Where,

C(i) Initial = the initial level (“initial level”) for each basket component is 1.87420 with respect to USDBRL, 31.63250 with respect to USDRUB, 48.65625 with respect to USDINR, and 6.83010 with respect to USDCNY, which, in each case, is the reference level of each basket component on the pricing date;

C(i) Final = the reference level for each basket component on the final valuation date (“final level”); and

Wi = Weighting of each basket component, which is 25.00% for each basket component.

Final Valuation Date:	September 1, 2011[1]

Maturity Date:	September 6, 2011[1] (resulting in a term to maturity of approximately 2 years)

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JTG8 and US06739JTG84

[1]

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.50%	98.50%
Total	$3,347,000	$50,205	$3,296,795

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of 1.50%, is 98.50%. The price to the public for all other purchases of Notes is 100%.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the upside leverage factor of 1.59 and the maximum return on the Notes of 21.85%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$1,218.50	21.85%
50.00%	$1,218.50	21.85%
25.00%	$1,218.50	21.85%
15.00%	$1,218.50	21.85%
12.50%	$1,178.75	17.88%
10.00%	$1,139.00	13.90%
7.50%	$1,099.25	9.93%
5.00%	$1,059.50	5.95%
2.50%	$1,019.75	1.97%
1.26%	$1,000.00	0.00%
1.00%	$995.90	-0.41%
0.00%	$980.00	-2.00%
-5.00%	$980.00	-2.00%
-10.00%	$980.00	-2.00%
-20.00%	$980.00	-2.00%
-30.00%	$980.00	-2.00%
-40.00%	$980.00	-2.00%
-50.00%	$980.00	-2.00%
-75.00%	$980.00	-2.00%
-100.00%	$980.00	-2.00%

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate the payment at maturity based on an initial investment of $1,000 and the initial levels of the basket components as indicated. The hypothetical total returns and examples set forth below are based on the upside leverage factor of 1.59 and the maximum return on the Notes of 21.85%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

Example 1: In this case, all four reference currencies strengthen against the U.S. dollar. (This occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar.)

Step 1: Calculate the Reference Asset Return.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Reference Asset Return
USDBRL Exchange Rate	1.87420	1.56183	20.00%	25.00%	5.00%
USDRUB Exchange Rate	31.63250	26.36042	20.00%	25.00%	5.00%
USDINR Exchange Rate	48.65625	40.54688	20.00%	25.00%	5.00%
USDCNY Exchange Rate	6.83010	5.69175	20.00%	25.00%	5.00%

Reference Asset Return					20.00%

Step 2: Calculate the payment at maturity.

Because the Reference Asset Return is positive, the payment at maturity is calculated as follows:

$980 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$980 + [$1,000 x (20.00% x 1.59)] = $1,298.00

Therefore, the payment at maturity would be $1,298.00 per $1,000 principal amount Note, representing a 29.80% return on investment over the term of the Notes. Because the return of 29.80% is greater than the Maximum Return of 21.85%, the payment at maturity is the maximum payment at maturity on the Notes of $1,218.50, representing a 21.85% return on investment over the term of the Notes.

Example 2: In this case, all four reference currencies weaken against the U.S. dollar. (This occurs when C(i)Final increases from C (i) Initial, reflecting a greater number of reference currency per U.S. dollar.)

Step 1: Calculate the Reference Asset Return.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Reference Asset Return
USDBRL Exchange Rate	1.87420	1.97284	-5.00%	25.00%	-1.25%
USDRUB Exchange Rate	31.63250	33.29737	-5.00%	25.00%	-1.25%
USDINR Exchange Rate	48.65625	51.21711	-5.00%	25.00%	-1.25%
USDCNY Exchange Rate	6.83010	7.18958	-5.00%	25.00%	-1.25%

Reference Asset Return					-5.00%

Step 2: Calculate the payment at maturity.

Because the Reference Asset Return is negative, the investor will receive a payment at maturity of $980.00 per $1,000 principal amount Note, representing a -2.00% return on investment over the term of the Notes.

Example 3: In this case, three reference currencies strengthen against the U.S. dollar while one weakens.

Step 1: Calculate the Reference Asset Return.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Reference Asset Return
USDBRL Exchange Rate	1.87420	1.56183	20.00%	25.00%	5.00%
USDRUB Exchange Rate	31.63250	30.12619	5.00%	25.00%	1.25%
USDINR Exchange Rate	48.65625	46.33929	5.00%	25.00%	1.25%
USDCNY Exchange Rate	6.83010	7.58900	-10.00%	25.00%	-2.50%

Reference Asset Return					5.00%

Step 2: Calculate the payment at maturity.

Because the Reference Asset Return is positive, the payment at maturity is calculated as follows:

$980 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$980 + [$1,000 x (5.00% x 1.59)] = $1,059.50

Therefore, the payment at maturity is $1,059.50 per $1,000 principal amount Note, representing a 5.95% return on investment over the term of the Notes. Because the return of 5.95% is less than the Maximum Return of 21.85%, the payment at maturity is not subject to the Maximum Return.

PS–3

Example 4: In this case, two reference currencies strengthen against the U.S. dollar while two weaken.

Step 1: Calculate the Reference Asset Return.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Reference Asset Return
USDBRL Exchange Rate	1.87420	1.76811	6.00%	25.00%	1.50%
USDRUB Exchange Rate	31.63250	29.84198	6.00%	25.00%	1.50%
USDINR Exchange Rate	48.65625	50.68359	-4.00%	25.00%	-1.00%
USDCNY Exchange Rate	6.83010	7.11469	-4.00%	25.00%	-1.00%

Reference Asset Return					1.00%

Step 2: Calculate the payment at maturity.

Because the Reference Asset Return is positive, the payment at maturity is calculated as follows:

$980 + [$1,000 x (Reference Asset Return x Upside Leverage Factor)]

$980 + [$1,000 x (1.00% x 1.59)] = $995.90

Therefore, the payment at maturity is $995.90 per $1,000 principal amount Note, representing a -0.41% return on investment over the term of the Notes. Because the return of -0.41% is less than the Maximum Return of 21.85%, the payment at maturity is not subject to the Maximum Return.

Selected Purchase Considerations

•

Preservation of Capital at Maturity—You will receive at least 98% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive Reference Asset Return by the upside leverage factor, up to the maximum return on the Notes of 21.85%, or $1,218.50 for every $1,000 principal amount Note. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

PS–4

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Brazilian real, the Russian ruble, the Indian rupee or the Chinese yuan. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes are only 98% principal protected. The return on the Notes at maturity is linked to the performance of Brazilian real, Russian ruble, Indian rupee and Chinese yuan and will depend on the reference asset return. You will lose 2% of your principal invested if the reference asset return is equal to or less than zero, even if the reference asset return has not declined by as much as 2%.

•

The Notes Might Pay Less than the Principal Amount, Even if the Reference Asset Return is Positive—If the reference asset return is positive, you may receive less than your principal amount if the reference asset return is not equal to or greater than 1.26%.

•

Your Maximum Gain on the Notes Is Limited—The Notes are subject to a maximum return of 21.85%. Therefore, you will not participate in any positive increases in the level of the reference asset that would otherwise result in a payment at maturity of more than $1,218.50. You may receive a lower payment at maturity than you would have received if you had invested in the basket components directly.

•

Notes Bullish on the Brazilian real, the Russian ruble, the Indian rupee and the Chinese yuan—The Reference Asset Return will only be positive if, on average, the value of the Brazilian real, Russian ruble, Indian rupee and Chinese yuan strengthens relative to the U.S. dollar. If, on average, the Brazilian real, Russian ruble, Indian rupee and Chinese yuan depreciates in value relative to the U.S. dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the currency exchange rates comprising the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the currency exchange rates comprising the Reference Asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of USDBRL, USDRUB, USDINR, and USDCNY from January 2, 2001 through August 28, 2009. USDBRL, USDRUB, USDINR, and USDCNY on August 28, 2009 were 1.87420, 31.63250, 48.65625 and 6.83010 respectively. We obtained the information regarding USDBRL, USDRUB, USDINR, and USDCNY from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of USDBRL, USDRUB, USDINR, and USDCNY should not be taken as an indication of future performance of USDBRL, USDRUB, USDINR, and USDCNY and no assurance can be given as to the levels of USDBRL, USDRUB, USDINR, and USDCNY on the final valuation date. We cannot give you assurance that the performance of USDBRL, USDRUB, USDINR, and USDCNY will result in return of more than 98% of your initial investment.

PS–5

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PS–6

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the Placement Agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no

PS–7

more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as Placement Agents for the Notes and will receive a fee from the Company that would not exceed $15 per $1,000 principal amount Note.

We expect that delivery of the Notes will be made against payment for the Notes on or about the issue date indicated on the cover of this pricing supplement, which is the 4th business day following the expected pricing date (this settlement cycle being referred to as “T+4”). See “Plan of Distribution” in the prospectus supplement.

PS–8